PROCESSED
MAR 1 2 2009
THOMSON REUTERS

09057789

STATES
HANGE COMMISSION
, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66765

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ODYSSEY SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 S Florida Ave Suite 500
(No. and Street)

Lakeland (City) FL (State) 33801 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael O. Brown 404-303-8840
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baumann, Raymondo & Company PA
(Name – *if individual, state last, first, middle name*)

405 North Reo Street Suite 200 (Address) Tampa (City) FL (State) 33609 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
FEB 24 2009
Washington, DC
111

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael O. Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ODYSSEY SECURITIES, LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JAMES W. TYSON V
MY COMMISSION EXPIRES
JAN 8 2010
FORSYTH COUNTY, GA
NOTARY PUBLIC

Signature

FINOP/CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ODYSSEY SECURITIES, LLC

FINANCIAL STATEMENTS

and

SUPPLEMENTARY INFORMATION

DECEMBER 31, 2008 AND 2007

ODYSSEY SECURITIES, LLC

FINANCIAL STATEMENTS

and

SUPPLEMENTARY INFORMATION

DECEMBER 31, 2008 AND 2007

TABLE OF CONTENTS

Baumann, Raymondo
& Company PA
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Odyssey Securities, LLC
Lakeland, Florida

We have audited the accompanying statements of financial condition of Odyssey Securities, LLC (the "Company") as of December 31, 2008 and 2007, and the related statements of operations, member's capital, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Odyssey Securities, LLC as of December 31, 2008 and 2007 and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Baumann, Raymondo & Company, PA

February 20, 2009

405 North Reo Street • Suite 200 • Tampa, FL 33609
(813) 288-8826 • Fax: (813) 288-8836 • Email: cpatpa@brcpaweb.com • Internet: www.brcpaweb.com

ODYSSEY SECURITIES, LLC
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2008 AND 2007

	2008	2007
Assets		
Cash	$ 524,799	$ 404,825
Due from related parties	24,090	101,200
Property and equipment, at cost less accumulated depreciation of $21,208 and $15,108, respectively	13,422	19,521
Note receivable - member	50,000	50,000
Total assets	$ 612,311	$ 575,546
Liabilities		
Accrued expenses	$ 27,361	$ 90,847
Equity		
Member's capital - McHugh	260,681	211,558
Member's capital - OSI, LLC	324,269	273,141
Total equity	584,950	484,699
Total liabilities & equity	$ 612,311	$ 575,546

The accompanying notes are an integral part of these financial statements.

ODYSSEY SECURITIES, LLC
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
Revenue		
Dealer fees	$ 4,179,988	$ 6,088,398
Interest income	2,500	2,500
Total revenue	4,182,488	6,090,898
Expenses		
Broker commissions	2,843,621	4,048,640
Depreciation	6,099	6,103
Legal fees	45,354	68,435
Professional fees	40,698	44,343
General and administrative	258,461	195,996
Registration fees	24,721	16,725
Salaries and benefits	705,312	664,438
Travel and entertainment	57,971	60,990
Total expenses	3,982,237	5,105,670
Net income	$ 200,251	$ 985,228

The accompanying notes are an integral part of these financial statements.

ODYSSEY SECURITIES, LLC
STATEMENTS OF MEMBER'S CAPITAL
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	Scott McHugh	Odyssey Advisors, LLC	OSI-LLC	Total Equity
Balance, December 31, 2006	$ 340,278	$ 762,975	$ -	$ 1,103,253
Capital contribution	-	-		-
Equity transfer	-	(76,675)	76,675	-
Distributions	(611,482)	(686,300)	(306,000)	(1,603,782)
Net income	482,762	-	502,466	985,228
Balance, December 31, 2007	211,558	-	273,141	484,699
Capital contribution	-	-	-	-
Equity transfer	-	-	-	-
Distributions	(49,000)	-	(51,000)	(100,000)
Net income	98,123	-	102,128	200,251
Balance, December 31, 2008	$ 260,681	$ -	$ 324,269	$ 584,950

The accompanying notes are an integral part of these financial statements.

ODYSSEY SECURITIES, LLC
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

The Company had no subordinated claims as of December 31, 2008 and 2007, or any time during the years then ended.

The accompanying notes are an integral part of these financial statements.

ODYSSEY SECURITIES, LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

		2008		2007
Operating Activities				
Net income	$	200,251	$	985,228
Adjustments to reconcile net income to net cash from operating activities:				
Depreciation		6,099		6,103
(Increase) Decrease in assets				
Due from related parties		77,110		(26,756)
Increase (Decrease) in liabilities				
Accrued expenses		(63,486)		34,411
Net cash from operating activities		219,974		998,986
Investing Activities				
Purchases of property and equipment		-		-
Net cash used by investing activities		-		-
Financing Activities				
Contributions		-		-
Distributions		(100,000)		(1,603,782)
Net cash used by financing activities		(100,000)		(1,603,782)
Net increase (decrease) in cash and cash equivalents		119,974		(604,796)
Cash and cash equivalents at beginning of year		404,825		1,009,621
Cash and cash equivalents at end of year	$	524,799	$	404,825

The accompanying notes are an integral part of these financial statements.

ODYSSEY SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Odyssey Securities, LLC (the "Company") was formed in 2004 and became an NASD member in 2005, to manage the distribution and marketing of limited partnership units of direct participation programs. Odyssey Diversified Properties, Inc. is the General Partner of the investment programs to be distributed by Odyssey Securities, LLC. The primary focus of Odyssey Securities, LLC is to develop and maintain a broad distribution channel by building a network of retail broker-dealers that will enter into selling agreement contracts for the retail sale of the limited partnership units of Odyssey Diversified Properties, Inc.'s direct participation programs. As a result, the primary revenue source for Odyssey Securities, LLC is in the form of "dealer/manager fees" from the contract it maintains with the General Partner to act as the distributor broker-dealer and provide marketing and distribution services for the investment programs. Beginning in 2008, the ownership structure of the Company is Scott McHugh 49%, and OSI, LLC 51%.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers amounts held by financial institutions and short-term investments with an original maturity of 90 days or less to be cash and cash equivalents.

Revenue Recognition

Customers' securities transactions and related dealer fees and expenses are recorded on a trade date basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Notes and Accounts Receivable

Notes and accounts receivable are shown at net realizable value.

Property and Equipment

Property and equipment is comprised solely of furniture, computers and computer related items at December 31, 2008 and 2007. Furniture and computers are stated at cost and depreciation is calculated using the straight-line method over a seven and five year useful life, respectively.

ODYSSEY SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising
The Company expenses advertising production costs as they are incurred and advertising communication costs the first time the advertising takes place.

NOTE B – INCOME TAXES

The Company is organized as a Florida Limited Liability Company (LLC) and as such the taxable income or loss is passed on to the respective members. Accordingly, the accompanying financial statements do not include a provision for income taxes.

NOTE C – RELATED PARTY TRANSACTIONS

The Company leased office space from a related party for $33,262 for the years ending December 31, 2008 and 2007. Similarly, the performance of payroll and legal services were performed by related parties.

Dealer fees were derived entirely from related entities. Amounts due from related parties are for outstanding dealer fees earned during the month of December for each of the years ending December 31, 2008 and 2007.

NOTE D – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the firm's net capital, when divided by aggregate indebtedness, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company had net capital, as defined, of $497,438, which is $492,438 in excess of its required net capital of $5,000. The Company's net capital ratio was .055 to 1.

Baumann, Raymondo
& Company PA
CERTIFIED PUBLIC ACCOUNTANTS

**INDEPENDENT AUDITOR'S REPORT
ON SUPPLEMENTARY INFORMATION**

To the Board of Directors
Odyssey Securities, LLC
Lakeland, Florida

We have audited the accompanying financial statements of Odyssey Securities, LLC (the "Company") for the years ended December 31, 2008 and 2007. Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules of Computations of Net Capital and Net Capital Requirements Under Rule 15c3-1 of the Securities and Exchange Commission and Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission are presented for the purposes of additional analysis and are not a required part of the basic financial statements. The accompanying schedules are required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the testing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The Company is exempt from the determination of reserve requirements in compliance with provisions under SEC Rule 15c3-3.

Baumann, Raymondo & Company, PA
February 20, 2009

405 North Reo Street • Suite 200 • Tampa, FL 33609
(813) 288-8826 • Fax: (813) 288-8836 • Email: cpatpa@brcpaweb.com • Internet: www.brcpaweb.com

ODYSSEY SECURITIES, LLC
COMPUTATIONS OF NET CAPITAL AND THE NET CAPITAL REQUIREMENTS
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISION
AS OF DECEMBER 31, 2008 AND 2007

	2008	2007
Net Capital		
Stockholder's Equity	$ 584,950	$ 484,699
Deductions - non allowable assets	(87,512)	(170,721)
Net capital	$ 497,438	$ 313,978
Aggregate Indebtedness		
Liabilities	$ 27,361	$ 90,847
Computation of Basic Net Capital Requirement		
Minimum net capital requirement per SEC rule 15c3-1	$ 5,000	$ 5,000
Ratio of Aggregated Indebtedness to net capital	0.05500384	0.28934193
* Reconciliation with Company's computation of net capital		
Net capital, as reported in Company's focus report (unaudited)	$ 513,528	$ 313,978
Increase in Payroll Liabilities	(16,090)	-
Net capital, as reported above	$ 497,438	$ 313,978

ODYSSEY SECURITIES, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

The Company is exempt from the determination of reserve requirements under provisions of SEC Rule 15c3-3 exemption (k)(2)(i).

In accordance with sub paragraph (k)(2)(i), the Company is exempt from the possession and control requirements under SEC Rule 15c3-3.

Baumann, Raymondo
& Company PA
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Odyssey Securities, LLC
Lakeland, Florida

In planning and performing our audit of the financial statements of Odyssey Securities, LLC (the "Company") for the year ended December 31, 2008 we considered its internal control structure in order to determine our auditing procedures for the purposes of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company, in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the procedures for determining compliance with the exemption provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the Company did not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system of internal accounting control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding.

405 North Reo Street • Suite 200 • Tampa, FL 33609
(813) 288-8826 • Fax: (813) 288-8836 • Email: cpatpa@brcpaweb.com • Internet: www.brcpaweb.com

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in condition or that the degree of compliance with them may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the Commission's objectives.

* * * * *

This report is intended for the use of management of Odyssey Securities, LLC and the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Baumann, Raymondo & Company, PA

February 20, 2009

END